News Release Communiqué de Pressee
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Additional Oil Discovery on Block 32, in the Angolan
Ultra Deep Offshore
Paris, August 7, 2007 - Sociedade Nacional de Combustíveis de Angola (Sonangol) and Total E&P Angola, a wholly owned subsidiary of Total, announce a new oil discovery with the eleventh exploration well on Block 32 in the ultra deep waters of the Angolan offshore.
Drilled in a water depth of 1700 metres, the Colorau-1 well encountered Upper Oligocene oil bearing reservoirs. The well was tested at a rate of 2,130 barrels of oil per day through a 32/64” choke. This discovery is located in the north-eastern part of Block 32, approximately 16 kilometres north east of Manjericão.
Complementary technical studies are being carried out to fully evaluate these promising drilling results, and further exploration drilling is underway and planned across the block.
Sonangol is the concessionaire of Block 32. Total holds a 30% interest as Operator. Other partners in Block 32 are Marathon Oil Company (30%), Sonangol E.P. (20%), Esso Exploration and Production Angola (Overseas) Limited (15%) and Petrogal (5%).
Total in Angola
Total is present in Angola since 1953 and held beginning of 2007 interests in production permits both operated (Blocks 3 and 17) and non operated (Blocks 0, and 14) and three exploration permits, one of which it operates (Block 32).
Deep-offshore Block 17 is Total’s major asset in Angola. It is composed of four major zones : Girassol and Dalia, both in production; Pazflor, which is in the bidding process before sanction; and CLOV, a fourth major production area based on the Cravo, Lirio, Violeta and Orquidea discoveries, whose development is currently being studied. Future production from these fields will come in addition to 500,000 barrels of oil per day that are currently pumped from Girassol and Dalia structures on the Block 17. Connected to the

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Girassol FPSO, Rosa, which came on stream mid-june 2007, will extend the production plateau of this FPSO until the next decade.
Ultra-deep exploration work conducted from 2003 to 2007 confirmed the potential of Block 32. Previous discoveries of Gindungo in 2003, Canela and Cola in 2004, Gengibre and Mostarda drilled in 2005, Salsa, Caril and Manjericão drilled in 2006 and the positive results from the recently drilled wells Louro and Cominhos in 2007 confirmed the major potential of the block.
Conceptual development studies are underway in order to establish the feasibility of a first development zone in the eastern part of the block. In addition, studies will be initiated to evaluate the development potential of the other discoveries.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com